UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

C4 THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

12529R107

(CUSIP Number)

Cobro Ventures Opportunity Fund, L.P.

Attention: Marc Cohen

1000 Wilson Blvd.

#1800

Arlington, VA 22209

(202) 421-7994

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12529R107	SC 13D/A	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cobro Ventures Opportunity Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power None
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% †
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12529R107	SC 13D/A	Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cobro Opportunity Fund GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power None
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% †
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 12529R107	SC 13D/A	Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc Cohen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Citizen of the United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,127,999*
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 2,127,999*
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,127,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9% †
14.	Type of Reporting Person (See Instructions) IN

*

Includes (i) 1,874,805 shares of Common Stock held by M. Cohen, as trustee of the Marc Andrew Cohen Revocable Trust, (ii) 98,936 shares of Common Stock held by M. Cohen, and (iii) stock options exercisable for 154,258 shares of Common Stock within 60 days of June 14, 2021 held by M. Cohen.

†

The percentage of class was calculated based on 43,195,352 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), outstanding as of May 3, 2021, as set forth in the Company’s quarterly report on Form 10-Q, for the period ended March 31, 2021, and filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2021.

CUSIP No. 12529R107	SC 13D/A	Page 5 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alain Cohen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Citizen of the United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,827,745*
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 1,827,745*
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,827,745
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2% †
14.	Type of Reporting Person (See Instructions) IN

*

Includes (i) 1,741,930 shares of Common Stock held by A. Cohen, as trustee of the Alain J. Cohen Revocable Trust, (ii) 62,143 shares of Common Stock held by A. Cohen, and (iii) stock options exercisable for 23,672 shares of Common Stock within 60 days of June 14, 2021 held by A. Cohen.

CUSIP No. 12529R107	SC 13D/A	Page 6 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Todd Kaloudis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Citizen of the United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,090
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 38,090
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,090
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% †
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12529R107	SC 13D/A	Page 7 of 9

EXPLANATION.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission by the Reporting Persons on October 16, 2020 with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of C4 Therapeutics, Inc., a Delaware corporation (the “Company”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (b) and (c) of this Item 5 are amended and restated as follows:

(a) and (b) As of June 14, 2021, Cobro Ventures directly owned no shares of Common Stock of the Company and Cobro GP beneficially owned no shares of Common Stock of the Company.

As of June 14, 2021, M. Cohen’s beneficial ownership consisted of (i) 1,874,805 shares of Common Stock held by M. Cohen, as trustee of the Marc Andrew Cohen Revocable Trust, (ii) 98,936 shares of Common Stock held by M. Cohen, and (iii) stock options exercisable for 154,258 shares of Common Stock within 60 days of June 14, 2021 held by M. Cohen, representing approximately 4.9% of the 43,195,352 shares of Common Stock outstanding as of May 3, 2021, as set forth in the Company’s quarterly report on Form 10-Q, for the period ended March 31, 2021, and filed with the Commission on May 13, 2021.

As of June 14, 2021, A. Cohen’s beneficial ownership consisted of (i) 1,741,930 shares of Common Stock held by A. Cohen, as trustee of the Alain J. Cohen Revocable Trust, (ii) 62,143 shares of Common Stock held by A. Cohen, and (iii) stock options exercisable for 23,672 shares of Common Stock within 60 days of June 14, 2021 held by A. Cohen, representing approximately 4.2% of the 43,195,352 shares of Common Stock outstanding as of May 3, 2021, as set forth in the Company’s quarterly report on Form 10-Q, for the period ended March 31, 2021, and filed with the Commission on May 13, 2021.

As of June 14, 2021, T. Kaloudis’ beneficial ownership consisted of 38,090 shares of Common Stock, representing approximately less than 0.1% of the 43,195,352 shares of Common Stock outstanding as of May 3, 2021, as set forth in the Company’s quarterly report on Form 10-Q, for the period ended March 31, 2021, and filed with the Commission on May 13, 2021.

(c) On June 14, 2021 Cobro Ventures distributed to its limited partners and sole general partner, Cobro GP, pro rata and without consideration, 2,484,425 shares of the Company’s Common Stock. Of these shares, 22,598 shares were distributed to M. Cohen as trustee of Marc Andrew Cohen Revocable Trust, 22,598 shares were distributed to A. Cohen as trustee of Alain J. Cohen Revocable Trust, 4,520 shares were distributed to T. Kaloudis, and 185,633 shares were distributed to Cobro GP.

In turn, Cobro GP, distributed to its members, pro rata and without consideration, the 185,633 shares it received from Cobro Ventures. Of these shares, on the same date Cobro GP distributed, pro rata and without consideration, 92,817 shares to M. Cohen, 61,877 shares to A. Cohen and 30,939 shares to T. Kaloudis.

As a result of the foregoing distributions, each of Cobro Ventures, Cobro GP, M. Cohen, A. Cohen and T. Kaloudis currently beneficially owns less than five percent of the Company’s outstanding shares of Common Stock and is no longer required to continue such Schedule 13D filings.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

CUSIP No. 12529R107	SC 13D/A	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 15, 2021

COBRO VENTURES OPPORTUNITY FUND, L.P.

By: COBRO OPPORTUNITY FUND GP, LLC, its General Partner

By:	/s/ Marc Cohen
Marc Cohen, Manager

COBRO OPPORTUNITY FUND GP, LLC

By:	/s/ Marc Cohen
Marc Cohen, Manager

MARC COHEN

/s/ Marc Cohen

ALAIN COHEN

/s/ Alain Cohen

TODD KALOUDIS

/s/ Todd Kaloudis

CUSIP No. 12529R107	SC 13D/A	Page 9 of 9

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended